July 2, 2010

BY EDGAR

Mr. Larry Spirgel, Assistant Director
Mr. Jay Knight, Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	HUGHES Telematics, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 16, 2010
File No. 001-33860

Dear Mr. Spirgel and Mr. Knight:

On behalf of HUGHES Telematics, Inc., a Delaware corporation (the “Company”), set forth below is the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 22, 2010 and the Company’s response thereto.  The Company intends to reflect the changes set forth in this letter, along with changes described in our letter dated June 17, 2010, in an amendment (“Amendment No. 1”) to the above-referenced Annual Report on Form 10-K filed with the Commission on March 16, 2010 (the “Form 10-K”).  The Company intends to file Amendment No. 1 with the Commission following the Staff’s satisfaction with the Company’s resolution of the Comment.  All references herein to page numbers and captions correspond to the page numbers in the Form 10-K.

Item 11. Executive Compensation, page 81

1.
We note your response and proposed new disclosure in reply to comment seven in our letter dated May 11, 2010.  Your proposed new disclosure discusses generally the board’s role in risk oversight, but it does not explain the compensation committee’s basis for concluding that the company’s compensation policies do not encourage excessive risk taking.  Tell us in your response letter the process the committee undertook to reach that conclusion.

We believe that the design and governance of our executive compensation program is consistent with appropriate standards of risk management. Rather than determining incentive compensation awards based on a single metric, the compensation committee considers a balanced set of performance measures that collectively best indicate successful management of our assets and strategy.  On an annual basis, the compensation committee evaluates the compensation provided to our employees, including the mix of compensation elements, so that our compensation programs reward the achievement of long-term strategic objectives as much as shorter-term business objectives. The compensation committee applies its informed judgment to compensation decisions, taking into account factors such as conservation of our capital resources and leveraging of equity and successful implementation of strategic initiatives. The use of equity awards, generally vesting over two to four years for restricted stock and stock options, aligns our

Mr. Larry Spirgel, Assistant Director
Mr. Jay Knight, Staff Attorney
U.S. Securities and Exchange Commission
July 2, 2010

executive officers’ interests with the long-term interests of our stockholders. Together, the features of our executive compensation program are intended to ensure that our compensation opportunities do not encourage excessive risk taking and focus our executives on managing our company toward long-term sustainable value for our stockholders.

* * * * *

The Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (914) 305-4941 should you have any questions.

Very truly yours,

/s/ Robert C. Lewis

Robert C. Lewis
General Counsel and Secretary

cc:	via email to:
Gregory A. Fernicola
(Skadden, Arps, Slate, Meagher & Flom LLP)
Joshua B. Goldstein
(Skadden, Arps, Slate, Meagher & Flom LLP)